EXHIBIT 12.1

149 S. Lexington Ave., Asheville, NC 28802 Phone: 786.273.9152 www.eilerslawgroup.com

January 28, 2021

Gentlemen:

We are acting as counsel to UAV Corp. (the “Company”) in connection with the preparation and filing with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, of the Company’s Offering Statement on Form 1-A. The Offering Statement covers 20,000,000 Shares of common stock being offering at a price of $0.50 per share.

In our capacity as such counsel, we have examined and relied upon the originals or copies certified or otherwise identified to our satisfaction, of the Offering Statement, the form of Subscription Agreement and such corporate records, documents, certificates and other agreements and instruments as we have deemed necessary or appropriate to enable us to render the opinions hereinafter expressed.

On the basis of such examination, we are of the opinion that:

1.	The Shares have been duly authorized by all necessary corporate action of the Company, and the Company has sufficient shares authorized and unencumbered to fulfill the underlying offering.

2.	The Shares constitute valid and binding obligations of the Company enforceable against the Company according with the terms described therein.

3.	When issued and sold by the Company against payment therefor pursuant to the terms of the Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable.

We hereby consent to the use of our name in the Offering Statement and we also consent to the filing of this opinion as an exhibit thereto. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regula-tions of the Commission thereunder.

Very truly yours,

/s/ William R. Eilers

Eilers Law Group, P.A.

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